
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

May 24, 2021

Dominic Colvin
Chief Executive Officer
CannaPharmaRx, Inc.
888 – 3rd Street SW, Suite 3600
Calgary, Alberta, Canada T2P 5C5

> **Re: CannaPharmaRx, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 14, 2021**
> **File No. 333-256123**

Dear Mr. Colvin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed May 14, 2021

General

1. Because you are ineligible to conduct an at the market offering under Securities Act Rule 415(a)(4), your primary offering of 10 million shares of common stock must be conducted at a fixed price for the duration of the offering. Please revise to disclose the fixed price at which the shares will be sold.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Gabor at (202) 551-2544 or Tim Buchmiller at (202) 551-3635 with any questions.

                                                            Sincerely,

                                                            Division of Corporation Finance
                                                            Office of Life Sciences

cc: Joshua D. Brinen, Esq.